February 22, 2005

Mail Stop 0510

Via Facsimile and U.S. Mail

David A. Kraemer
President and Chief Executive Officer
Bestway, Inc.
7800 Stemmons Freeway, Suite 320
Dallas, Texas 75247

Re:	Bestway, Inc.
Revised Schedule 14A filed February 4, 2005
File No. 0-08568

Revised Schedule 13E-3 filed February 4, 2005
File No. 5-19828

Annual Report on Form 10-K
For the year ended July 31, 2004

Dear Mr. Kraemer:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable, or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Fairness of the Transaction, page ix

1. Please disclose whether the board of directors reasonable believes that the reverse stock split is substantively and procedurally fair to the unaffiliated cashed out and unaffiliated continuing shareholders of the company and the basis for their conclusion.

Advantages of the Reverse/Forward Stock Split, page xii

2. Please refer to comment 10. The revised disclosure does not explain why liquidation value was not an appropriate basis for analysis. This explanation should be provided without respect to values determined under other methods of valuation. Rather, it should address why liquidation value, standing alone, is not an appropriate way to value this company. Furthermore, it appears from the revised disclosure that the special committee and board were aware of the liquidation value, and that the liquidation value exceeds the offer price. If so the special committee and/or the board were aware of the liquidation value, revise the document to disclose liquidation value. In addition, please revise to explain how the special committee and board found the offer price fair to each group of unaffiliated security holders despite the fact that liquidation value exceeds the consideration to be received in this offer, if true. Finally, to the extent that you retain the disclosure that "The Special Committee reasonably believes that the liquidation value of the Company`s assets would not materially differentiate from the carrying value on the balance sheet, net of book value," please revise to clarify this statement. It appears that the carrying value on the balance sheet is the book value.

3. Please refer again to comment 10. We note the revised disclosure in response to comment 10. The second part of our comment sought significant revision to the format of this document so that disclosure regarding the fairness determinations is found in one place. Please revise the document to state in one section the special committee`s conclusion regarding the substantive and procedural fairness of the transaction to each group of unaffiliated security holders. Provide another section with the board`s determination, revised as requested above. Revise the document so that the section headings match the associated disclosure. For example, revise the section "Advantages of the Reverse/Forward Split" to address the advantages only. Similarly revise the disadvantages section.

Security Ownership of Certain Beneficial Owners and Management,
page
22

4. As stated in prior comment 3, disclaimers of beneficial ownership do not affect the fact that all shares beneficially owned must be disclosed in the table. Revise the disclosure of Mr. Reed`s beneficial ownership in the table and note 5 accordingly.

Closing comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Jenn Li at (202) 942-1956 or Al Pavot at
(202)
942-1764 if you have questions regarding the financial statements. Please contact Chris Edwards at (202) 942-2842, or in his absence
Abby Adams at (202) 942-1881 with any other questions.

Sincerely,



Pamela Long
Assistant Director

Cc:	J. Kenneth Menges, Jr., Esq.
      Aaron A. Scow, Esq.
      Akin Gump Strauss Hauer & Feld LLP
      1700 Pacific Avenue, Suite 4100
      Dallas, Texas 75201-4675

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David A. Kraemer
Bestway, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE